November 25, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Integrated Security Systems, Inc.

Item 4.01 Form 8-K

Filed October 29, 2008

File No. 1-11900

Ladies and Gentlemen:

As requested in the letter dated November 5, 2008 containing comments from the staff of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced filing, Integrated Security Systems, Inc. (“ISSI”) hereby acknowledges the following:

(1)

ISSI is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC for taking any action with respect to the filing; and

(3)

ISSI may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Best regards,

INTEGRATED SECURITY SYSTEMS, INC.

By:

/s/ BROOKS SHERMAN

Name:

Brooks Sherman

Title:

Chairman of the Board and Chief Executive Officer